Exhibit 99.11a

SCHEDULE - A:  AUDIT COMMITTEE CHARTER

CONTINENTAL ENERGY CORPORATION

Audit/Conflicts Committee Charter

Last Revised 22-Nov-05

I.

Purpose

The Audit/Conflicts Committee (the "Committee") of Continental Energy Corporation (the "Company") will:

A.

assist the Company's Board of Directors (the "Board") in its oversight of:

1.

the integrity of the Company's financial statements, and disclosure and other internal control processes; and

2.

the Company's compliance with ethics policies, and legal and regulatory requirements;

B.

select, retain, compensate, oversee and evaluate the independent auditor;

C.

select, appoint and evaluate personnel to perform the Company's internal audit function as and when, in the opinion of the Committee such become necessary and justified;

D.

provide oversight on the Company's guidelines and policies for assessment and management of financial risk, and any other matters as the Board or the Committee deems appropriate; and

E.

review transactions involving the Company or its majority owned or controlled subsidiaries that the Board believes may involve conflicts of interest.

II.

Organization and Meetings

A.

The Committee will consist of at least three Directors, including a Chairperson, each of whom:

1.

will meet the applicable independence and experience requirements of any applicable or relevant stock exchange or listing authority, the British Columbia Securities Commission, the USA federal securities laws (as amended by the Sarbanes-Oxley Act of 2002) and the rules and regulations of the U.S. Securities and Exchange Commission ("SEC");

2.

will be, in the Board's judgment, financially literate; and

3.

will not simultaneously serve on the audit committees of more than two other public companies, and will not serve as audit committee chairperson for more than one other public company, unless, in each case, the Board of Directors determines that such simultaneous service would not impair the ability of such member to effectively serve on the Committee, and such determination is disclosed in the Company's annual report to shareholders.

B.

At least one member of the Committee will be an "audit committee financial expert" as defined by applicable regulations of the SEC.

C.

The Committee will meet as often as it determines, but not less frequently than annually.

D.

The Committee also will meet periodically with management and with applicable internal audit function personnel and with the independent auditor (without the participation of management), in separate executive sessions.

E.

The chairperson of the Committee, or a majority of the Committee members, may call a special meeting of the Committee.

F.

A majority of the members of the Committee, present in person or by means of conference telephone, shall constitute a quorum.

G.

The Committee may request that any directors, officers or employees of the Company, or any other persons whose advice and counsel are sought by the Committee, attend any meeting of the Committee to provide such pertinent information as the Committee may request.

H.

The Committee shall report regularly to the full Board with respect to its activities.

I.

The Committee may act through written resolutions circulated by any communications means appropriate provided that all members of the Committee sign, in counterpart, any minutes or actions taken.

J.

Written minutes of all Committee meetings and circular resolutions shall be kept and the minutes shall be maintained with the books and records of the Company.

III.

Responsibilities

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to determine that the Company's financial statements are complete, accurate, and in accordance with accounting principles generally accepted in the United States, or to plan or conduct audits. These are the responsibilities of management or the independent auditor. The Committee may amend this Charter from time to time as it deems appropriate, with Board approval.

A.

Selection and Oversight of Independent Auditor

The Committee will have the sole authority and responsibility to select, evaluate and, where appropriate, replace the independent auditor. The independent auditor will report directly to the Committee. The Committee will resolve disagreements between management and the independent auditor regarding financial reporting, and communicate to the independent auditor that he/she is ultimately accountable to the Committee. The Company will provide appropriate funding, as determined by the Committee, to compensate the independent auditor. The Committee will:

1.

review and evaluate the lead audit partner of the independent auditor team;

2.

ensure the rotation of the lead audit partner, and other professional personnel of the independent auditor involved in the audit, as required by law and regulation;

3.

consider whether to rotate the independent auditing firm on a regular basis;

4.

set clear hiring policies for employees or former employees of the independent auditor, in compliance with SEC regulations and stock exchange listing standards;

5.

meet with the independent auditor prior to the audit to discuss the planning and staffing of the audit; and

6.

pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed by the independent auditor, subject to applicable de minimis exceptions for non-audit services. The Committee may delegate this authority to a subcommittee of one or more Committee members; provided, however, that such subcommittee decisions are subsequently presented to the full Committee.

B.

Assessment of Independence and Quality of Independent Auditor

The Committee will engage in an active dialogue with the independent auditor regarding any disclosed relationships or services that might impact the objectivity and independence of the independent auditor, and take appropriate action in response to the independent auditor's report to satisfy itself of the independent auditor's independence.

At least annually, the Committee will obtain and review a formal written report by the independent auditor describing:

1.

the auditing firm's internal quality-control procedures;

2.

any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the independent auditor, and any steps taken to deal with any such issues; and

3.

all relationships between the independent auditor and the Company (in order to assess independence).

IV.

Appointment of Personnel to Perform Internal Audit Function

The Committee annually will evaluate, and recommend to the Board of Directors, the election and appointment of the personnel to perform the Company's internal audit function and review and approve any applicable budget (or cost allocation), staffing and annual audit plan required in connection with the performance of the Company's internal audit function. The Committee will have separate direct lines of communication between itself and such internal audit function personnel and, with regard to litigation and legal and regulatory compliance, the General Counsel.

V.

Oversight of Financial Disclosure and Internal Controls

A.

The Committee will review and discuss with management, applicable internal audit function personnel and the independent auditor, as appropriate:

1.

the Company's annual audited financial statements and quarterly unaudited financial statements, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the results of each quarterly review and annual audit by the independent auditor, and other matters

2.

required to be discussed with the independent auditor by relevant auditing standards, including the quality, not just the acceptability, of the accounting principles and underlying estimates used in the audited financial statements.

B.

The Committee will report to the Board whether it recommends that the most recent year's audited financial statements be included in the Form 10-K;

1.

any other SEC filings as the Committee deems appropriate, prior to filing;

2.

earnings press releases (including the use of pro forma or adjusted non-GAAP information) prior to release;

3.

financial information and earnings guidance provided to analysts and rating agencies (this discussion may be general, and need not take place prior to each instance in which such information is provided); and

4.

the integrity of the Company's accounting and financial reporting processes (both internal and external), including:

a.

all critical accounting policies and practices (including accounting estimates) to be used by the Company, including all major issues regarding accounting principles and financial statement presentations, and any significant changes in the Company's selection or application of accounting principles;

b.

analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments (including use of estimates) made in connection with the preparation of the financial statements, including any required analyses of the effects of alternative GAAP methods on the financial statements;

c.

the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company;

d.

the results of the activities of the internal audit function personnel and the independent auditor, including major conclusions, findings and recommendations and related management responses;

e.

any material written communications between the independent auditor and management, including any management letters or schedules of unadjusted differences; and

f.

matters of audit quality and consistency, including required communications between the audit team and the independent auditor's national office respecting auditing or accounting issues arising during the engagement.

g.

management's assertions concerning disclosure controls and procedures; and its assessment of the effectiveness of internal controls as of the end of the most recent fiscal year, including the independent auditor's report thereon;

h.

the adequacy and effectiveness of internal controls, including any disclosures made to the Committee by the chief executive officer and/or chief financial officer of the Company, regarding:

i.

significant deficiencies in the design or operation of internal controls or any

j.

material weaknesses therein; and

k.

any fraud, whether or not material, involving management or other employees who have a significant role in the Company's internal controls; and

l.

any special audit steps adopted in light of material control deficiencies.

C.

The Committee will review and discuss, with the independent auditor, any audit problems or other difficulties encountered by the independent auditor in the course of the audit process, and management's response, including any:

1.

restrictions on the scope of the independent auditor's activities or on access to requested information;

2.

significant disagreements with management (and management's responses to such matters);

3.

accounting adjustments that were noted or proposed by the independent auditor but were passed (as immaterial or otherwise); and

4.

management or internal control letter issued, or proposed to be issued, by the independent auditor to the Company.

D.

The Committee will review:

1.

material litigation involving the Company and litigation involving officers and directors of the Company;

2.

the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the Company's financial statements;

3.

the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures,

4.

including the Company's risk assessment and risk management policies;

5.

major capital project post audit results; and

6.

such other matters as the Board or the Committee considers appropriate.

VI.

Compliance and Investigations

The Committee will establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Committee will receive corporate attorneys’ reports of evidence of a material violation of securities laws or breaches of fiduciary duty. In discharging its oversight role, the Committee is empowered to investigate any matter within the scope of its responsibility, with full access to all books, records, facilities and personnel of the Company. The Committee may request any officer or employee of the Company, or the Company’s outside counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

VII.

Engagement of Experts and Advisors

The Committee will, as it deems appropriate, engage outside legal, accounting or other advisors, without the need for prior approval by the Board of Directors. The Company will provide appropriate funding, as determined by the Committee, for payment of applicable fees and expenses for these parties.

VIII.

Self-Assessment and Evaluation

The Committee will perform a review and evaluation, at least annually, of the performance of the Committee and its members, including a review of the Committee's compliance with this Charter. In addition, the Committee will review and reassess, at least annually, the adequacy of this Charter and recommend to the Board of Directors any improvements to this Charter that the Committee considers necessary. The Committee will conduct such evaluations and reviews in such manner as it deems appropriate.

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